[Dominion Resources Black Warrior Trust letterhead]
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Dominion Resources Black Warrior Trust Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 Response Letter Dated October 4, 2011 File No. 1-11335
Dear Mr. Schwall:
     Bank of America, N.A., (the “Trustee”), as trustee of the Dominion Resources Black Warrior Trust (the “Trust”), has the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 7, 2011 to Ron E. Hooper.
Form 10-K for the Fiscal Year Ended December 31, 2010
Exhibit 99.2
We have read your response to prior comment one, in our letter to you dated September 20, 2011, in which you propose to eliminate wording from the report that suggests a limited audience or a limit on investor reliance in future filings. However, we continue to believe it is necessary for you to include a revised report in an amendment to your annual report for the period ended December 31, 2010.
     Response: We propose to file the Form 10-K/A attached hereto as Exhibit A which eliminates from the report filed as Exhibit 99.2 the language that such report “...has been prepared for the exclusive use of Dominion Black Warrior Basin Trust 1994-1 and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.” In addition, Ralph E. Davis Associates, Inc. has advised the Trustee that it will eliminate such language from future reports.

October 21, 2011

     The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 209-2444 or to Amy R. Curtis of Thompson & Knight LLP at (214) 969-1763.

Sincerely,
/s/ RON E. HOOPER
Ron E. Hooper
Senior Vice President
Bank of America, N.A., Trustee

cc:	Amy R. Curtis Tracie Towner Jennifer O’Brien

Exhibit A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-11335
Dominion Resources Black Warrior Trust
(Exact name of registrant as specified in its charter)

Delaware	75-6461716
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification number)
U.S. Trust, Bank of America
Private Wealth Management
901 Main Street
17th Floor
Dallas, Texas 75202
(Address of principal executive offices; Zip Code)
Registrant’s telephone number, including area code:
(214) 209-2400
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Name of Each Exchange on
Title of Each Class	Which Registered
Units of Beneficial Interest	New York Stock Exchange, Inc.
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑
The aggregate market value of the registrant’s units of beneficial interest outstanding (based on the closing sale price on the New York Stock Exchange) held by non-affiliates of the registrant as of the last business day of the registrant’s most recently completed second fiscal quarter was approximately $87,998,500.
At March 1, 2011, there were 7,850,000 units of beneficial interest outstanding.
DOCUMENTS INCORPORATED BY REFERENCE
None

TABLE OF CONTENTS

PART IV.	3
Item 15. Exhibits, Financial Statement Schedules	3

Explanatory Note
     This Amendment No. 1 (“Amendment”) on Form 10-K/A amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) as filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2011. No revisions are being made to the Trust’s financial statements and, except as described below, this Amendment does not reflect events occurring after the filing of the Form 10-K, and no other changes are being made to any other disclosure contained in the Form 10-K.
     This Amendment is an exhibit-only filing in response to comments received from the staff of the SEC regarding restrictive language in the reserve report dated March 4, 2011 prepared by Ralph E. Davis & Associates Petroleum Engineers and filed as Exhibit 99.2 to the Form 10-K. Except for the changes to Exhibit 99.2 removing the language restricting reliance on the reserve report, no other changes were made to the reserve report, and this Amendment does not update any other exhibits as originally filed. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by the trustee are filed as exhibits to this Amendment.
PART IV.
Item 15. Exhibits, Financial Statement Schedules. (a) The following documents are filed as a part of this report or as part of the Form 10-K:
Financial Statements (included in Item 8 of the Form 10-K)
Report of Independent Registered Public Accounting Firm
Statements of Assets, Liabilities and Trust Corpus as of December 31, 2010 and 2009
Statements of Distributable Income for the years ended December 31, 2010, 2009 and 2008
Statements of Changes in Trust Corpus for the years ended December 31, 2010, 2009 and 2008
Notes to Financial Statements
Financial Statement Schedules
     Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements and notes thereto.

Exhibits
No.		Exhibit
3.1	—	Trust Agreement of Dominion Resources Black Warrior Trust dated as of May 31, 1994, by and among Dominion Black Warrior Basin, Inc., Dominion Resources, Inc., Mellon Bank (DE) National Association and NationsBank, N.A. (as successor to NationsBank of Texas, N.A.) (filed as Exhibit 3.1 to Dominion Resources, Inc.’s Registration Statement* on Form S-3 (No. 33-53513), and incorporated herein by reference).

3.2	—	First Amendment of Trust Agreement of Dominion Resources Black Warrior Trust dated as of June 27, 1994, by and among Dominion Black Warrior Basin, Inc., Dominion Resources, Inc., Mellon Bank (DE) National Association and NationsBank, N.A. (as successor to NationsBank of Texas, N.A.) (filed as Exhibit 3.2 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.1	—	Overriding Royalty Conveyance dated as of June 28, 1994, from Dominion Black Warrior Basin, Inc. to Dominion Resources Black Warrior Trust (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.2	—	Administrative Services Agreement dated as of June 1, 1994, by and between Dominion Resources, Inc. and Dominion Resources Black Warrior Trust (filed as Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.3	—	Amendment to and Ratification of Overriding Royalty Conveyance dated as of November 20, 1994, among Dominion Black Warrior Basin, Inc., NationsBank, N.A. (as successor to NationsBank of Texas, N.A.), and Mellon Bank (DE) National Association (filed as Exhibit 10.3 to the Registrant’s Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

10.4	—	Gas Purchase Agreement, dated as of May 3, 1994, between Sonat Marketing and the Company (filed as Exhibit 10.2 to Dominion Resources, Inc.’s Registration Statement* on Form S-3 (No. 33-53513), and incorporated herein by reference).

10.5	—	Amendment to Gas Purchase Agreement dated May 16, 1996, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).

10.6	—	Amendment to Gas Purchase Agreement dated April 9, 1998, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.6 to the Registrant’s Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).

Exhibits
No.		Exhibit
10.7	—	Amendment to Gas Purchase Agreement dated July 1, 1999, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.7 to the Registrant’s Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.8	—	Amendment to Gas Purchase Agreement dated July 1, 2000, between El Paso Merchant Energy Gas, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as Exhibit 4 to the Registrant’s Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

10.9	—	Amendment to Gas Purchase Agreement dated July 1, 2001, between El Paso Merchant Energy Gas, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as an exhibit to the Registrant’s Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

10.10	—	Amendment to Gas Purchase Agreement dated July 1, 2002 between El Paso Merchant Energy, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).

10.11	—	Assignment and Assumption Agreement, dated as of July 31, 2007, between Dominion Resources and HighMount Exploration & Production Alabama (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference).

23.1	—	Consent of Ralph E. Davis Associates, Inc., independent petroleum engineers.

31.1	—	Certification required by Rule 13a-14(a)/15d-14(a).

32.1	—	Certification required by Rule 13a-14(b)/15d-14(b) and Section 906 of the Sarbanes Oxley Act of 2002.

99.1	—	The information under the sections captioned “Federal Income Tax Consequences” and “’ERISA’ Considerations” of the Prospectus dated June 21, 1994, which constitutes a part of the Registration Statement on Form S-3 of Dominion Resources, Inc.* (Registration No. 33-53513) and is incorporated herein by reference.

99.2	—	Summary of Reserve Report, dated March 4, 2011, on the estimated reserves, estimated future net revenues and the discounted estimated future net revenues attributable to the Royalty Interests as of December 31, 2010, prepared by Ralph E. Davis & Associates Petroleum Engineers, independent petroleum engineers.

*	On its own behalf and as sponsor of the Dominion Resources Black Warrior Trust

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dominion Resources Black Warrior Trust
By:	Bank of America, N.A., Trustee

By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President and Administrator

Date: October [__], 2011
(The Registrant has no directors or executive officers.)

Index to Exhibits

No.		Exhibit
3.1	—	Trust Agreement of Dominion Resources Black Warrior Trust dated as of May 31, 1994, by and among Dominion Black Warrior Basin, Inc., Dominion Resources, Inc., Mellon Bank (DE) National Association and NationsBank, N.A. (as successor to NationsBank of Texas, N.A.) (filed as Exhibit 3.1 to Dominion Resources, Inc.’s Registration Statement* on Form S-3 (No. 33-53513), and incorporated herein by reference).

3.2	—	First Amendment of Trust Agreement of Dominion Resources Black Warrior Trust dated as of June 27, 1994, by and among Dominion Black Warrior Basin, Inc., Dominion Resources, Inc., Mellon Bank (DE) National Association and NationsBank, N.A. (as successor to NationsBank of Texas, N.A.) (filed as Exhibit 3.2 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.1	—	Overriding Royalty Conveyance dated as of June 28, 1994, from Dominion Black Warrior Basin, Inc. to Dominion Resources Black Warrior Trust (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.2	—	Administrative Services Agreement dated as of June 1, 1994, by and between Dominion Resources, Inc. and Dominion Resources Black Warrior Trust (filed as Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

10.3	—	Amendment to and Ratification of Overriding Royalty Conveyance dated as of November 20, 1994, among Dominion Black Warrior Basin, Inc., NationsBank, N.A. (as successor to NationsBank of Texas, N.A.), and Mellon Bank (DE) National Association (filed as Exhibit 10.3 to the Registrant’s Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

10.4	—	Gas Purchase Agreement, dated as of May 3, 1994, between Sonat Marketing and the Company (filed as Exhibit 10.2 to Dominion Resources, Inc.’s Registration Statement* on Form S-3 (No. 33-53513), and incorporated herein by reference).

10.5	—	Amendment to Gas Purchase Agreement dated May 16, 1996, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).

10.6	—	Amendment to Gas Purchase Agreement dated April 9, 1998, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.6 to the Registrant’s Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).

No.		Exhibit
10.7	—	Amendment to Gas Purchase Agreement dated July 1, 1999, between Sonat Marketing Company L.P. and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.7 to the Registrant’s Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.8	—	Amendment to Gas Purchase Agreement dated July 1, 2000, between El Paso Merchant Energy Gas, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as Exhibit 4 to the Registrant’s Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

10.9	—	Amendment to Gas Purchase Agreement dated July 1, 2001, between El Paso Merchant Energy Gas, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as an exhibit to the Registrant’s Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

10.10	—	Amendment to Gas Purchase Agreement dated July 1, 2002 between El Paso Merchant Energy, L.P., as successor to Sonat Marketing Company L.P., and Dominion Black Warrior Basin, Inc. (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).

10.11	—	Assignment and Assumption Agreement, dated as of July 31, 2007, between Dominion Resources and HighMount Exploration & Production Alabama (filed as Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference).

23.1	—	Consent of Ralph E. Davis Associates, Inc., independent petroleum engineers.

31.1	—	Certification required by Rule 13a-14(a)/15d-14(a).

32.1	—	Certification required by Rule 13a-14(b)/15d-14(b) and Section 906 of the Sarbanes Oxley Act of 2002.

99.1	—	The information under the sections captioned “Federal Income Tax Consequences” and “’ERISA’ Considerations” of the Prospectus dated June 21, 1994, which constitutes a part of the Registration Statement on Form S-3 of Dominion Resources, Inc.* (Registration No. 33-53513) and is incorporated herein by reference.

99.2	—	Summary of Reserve Report, dated March 4, 2011, on the estimated reserves, estimated future net revenues and the discounted estimated future net revenues attributable to the Royalty Interests as of December 31, 2010, prepared by Ralph E. Davis & Associates Petroleum Engineers, independent petroleum engineers.

*	On its own behalf and as sponsor of the Dominion Resources Black Warrior Trust

Exhibit 23.1
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
Ralph E. Davis Associates, Inc. hereby consents to the reference to our firm and to its having prepared a report of DOMINION RESOURCES BLACK WARRIOR TRUST (the “Company”), and an estimate of the proved gas reserves for the fiscal year ended December 31, 2010. We hereby further consent to the use of the report dated March 4, 2011 appearing in the Company’s Form 10-K for the year ended December 31, 2010 and the Company’s Amendment No. 1 thereto on Form 10-K/A and in all current and future registration statements of the Company that incorporate by reference such Form 10-K, as amended.

RALPH E. DAVIS ASSOCIATES, INC.
By:	/s/ Allen C. Barron
	Name:	Allen C. Barron
	Title:	President

October [__], 2011
Consultants to the Oil and Natural Gas Industries Since the 1920’s

Exhibit 31.1
Certification Required by Rule 13a-14(a)
or Rule 15d-14(a)
I, Ron Hooper, certify that:
1.	I have reviewed this report on Form 10-K/A of Dominion Resources Black Warrior Trust, for which Bank of America, N.A., acts as Trustee;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, distributable income and changes in trust corpus of the registrant as of, and for, the periods presented in this report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), or for causing such controls and procedures to be established and maintained, for the registrant and I have:
a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors:
a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

In giving the certifications in paragraphs 4 and 5 above, I have relied to the extent I consider reasonable on information provided to me by Dominion Black Warrior Basin, Inc.
Date: October [___], 2011

By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President and Administrator Bank of America, N.A.

Exhibit 32.1
Certification required by Rule 13a-14(b) or
Rule 15d-14(b) and Section 906 of
the Sarbanes-Oxley Act of 2002
     In connection with the Annual Report of Dominion Resources Black Warrior Trust (the “Trust”) on Form 10-K/A for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, not in its individual capacity but solely as the trustee of the Trust, certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to its knowledge:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

BANK OF AMERICA, N.A., TRUSTEE FOR DOMINION RESOURCES BLACK WARRIOR TRUST
October [___], 2011	By:	/s/ Ron E. Hooper
Ron E. Hooper,
Senior Vice President, Royalty Management Bank of America, N.A.

A signed original of this written statement required by Section 906 has been provided to Dominion Resources Black Warrior Trust and will be retained by Dominion Resources Black Warrior Trust and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2
DOMINION BLACK WARRIOR BASIN 1994-1
ESTIMATED RESERVES AND NON ESCALATED
FUTURE NET REVENUE
AS OF DECEMBER 31, 2010
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

DOMINION BLACK WARRIOR TRUST 1994-1
TABLE OF CONTENTS
ENGINEERING LETTER
RESERVE SUMMARIES
      PROVED RESERVES
ONE LINE SUMMARY
QUALIFICATIONS OF TECHNICAL PERSON
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

March 4, 2011
Dominion Black Warrior Trust 1994-1
c/o U.S. Trust, Bank of America Private Wealth Management
P. O. Box 830650
Dallas, Texas 75283
Attn:	Mr. Ron E. Hooper Sr. Vice President, Trustee
Re: Estimated Reserves and Non Escalated Future
Net Revenue Remaining as of December 31, 2010
Dominion Black Warrior Trust 1994-1
Gentlemen:
At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 (the Trust) has certain interests. The interests evaluated are a royalty interest ownership position applicable to specific gas properties in the Black Warrior Basin, Tuscaloosa County, Alabama. This report presents our estimate of the proved reserves anticipated to be produced from those leaseholds and remaining as of December 31, 2010.
Davis has reviewed 100% of the Trust’s proved developed properties located in the Black Warrior Basin area of Alabama. It is our opinion that these properties represent all of the Trust’s natural gas assets that may be classified as proved as per the Securities Exchange Commission directives as detailed later in this report.
The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2010, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.
The results of our study may be summarized as follows:
Non Escalated Pricing Scenario
Estimated Reserves and Future Net Income
Net to Dominion Black Warrior Basin Trust 1994-1
As of December 31, 2010

Total Proved
Net Remaining Sales Gas Reserves:
Gas: Mcf	14,689,997

Future Revenue:
Sales Revenue	$64,160,156
Tax Credit Revenue	0
Total Revenue	$64,160,156

Production Taxes	$3,849,610
Other Deductions	0

Future Net Income	$60,310,551
Future Net Income Discounted @ 10%	$36,496,504
The Section 29 Tax Credit that was in effect in previous years is no longer applicable as of January 1, 2003.
Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.
DATA SOURCE
Basic well and field data used in the preparation of this report were furnished by Walter Black Warrior Basin LLC (Walter), the operator and successor to HighMount Exploration & Production LLC, or were obtained from commercial sources. Records as they pertain to factual
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

matters such as acreage controlled, the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.
Ownership interest, operating costs and information related to contractual obligations regarding the sale of produced gas were furnished by Walter. No physical inspection of the properties was made nor any well tests conducted.
RESERVE ESTIMATES
The estimate of reserves included in this report is based primarily upon production history, or analogy with wells in the area producing from the same or similar formations. Individual well production histories were analyzed and an appropriate daily producing rate was utilized for each individual well in the preparation of a forecast of future producing rates.
Recent lifting costs not borne by the Trust but applicable to the operator’s cost of operation have exceeded the sales prices of gas at various times during the past year. However, the Trust has informed Davis that the operator, in the context of their overall operations in the area that encompasses the Trust properties, has indicated that the Trust wells are not being affected by the uneconomic occurrence. Therefore, the data utilized, assumptions made and methods and procedures used are considered appropriate and necessary for the estimates made and purposes for which this report was prepared.
The reserves included in this report are estimates only and should not be construed as being exact quantities. The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.
PRODUCING RATES
For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.
These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Walter due to changes in market demand or the availability of materials
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.
PRICING PROVISIONS
Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were based upon certain data furnished by the operator. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, etc., were accepted as presented.
Natural Gas - The unit price used throughout this report for natural gas is an initial price of $4.38 per MMBTU, based upon the appropriate price in effect the first trading of each month during calendar 2010, and averaged for the year. This price is representative of the price in effect for sales based upon the Sonat T1 price on that trading day. A basis differential was applied to all sales volumes, and this differential as well as the price for gas was held constant throughout the producing life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price.
FUTURE NET INCOME
Future net income is based upon gross income from future production, less appropriate taxes (production, severance, ad valorem or other). Operating costs and any estimated future capital requirements were not considered in the estimation of net income due to the Trust’s royalty ownership position. No allowance was made for depletion, depreciation, income taxes or administrative expense.
Future net income has been discounted for present worth at values ranging from 0 to 100 percent using monthly discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.
GENERAL
Walter Black Warrior Basin LLC as operator has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.
No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.
No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

The estimates of reserves and the forecasted rates of production may be subject to regulation by various agencies, changes in market demand or other factors; consequently, the volumes of reserves recovered and the actual rates of recovery may vary from the estimates included herein.
If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.
Neither Ralph E. Davis Associates, Inc. nor its employees has any interest in the subject properties and neither the employment to make this study nor our compensation is contingent on our estimates of reserves and future income for the subject properties.

Very truly yours, RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P.E. President

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION
DEFINITIONS OF RESERVES
The following information is taken from the United States Securities and Exchange Commission:
PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975
Rules of General Application
§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.
Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i)	The area of the reservoir considered as proved includes:
(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
     (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
     (B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.
Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
     (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
     (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
     (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
     (i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
     (ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

     (iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
     (iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
     (v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
     (vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.
Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
     (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
     (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
     (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
     (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
     (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
Additional Definitions:
Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.
Probabilistic Estimate
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.
Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.
RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529